EXHIBIT 99.1

SPARTANNASH COMPANY

SAVINGS PLUS PLAN

May 26, 2017

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of SpartanNash Company common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 on March 31, 2012, and its value as of the end of each subsequent fiscal year shown below. SpartanNash Company’s fiscal year previously ended on the last Saturday of March each year.  Effective with the transition fiscal year ended December 28, 2013, SpartanNash Company’s fiscal year ends on the Saturday closest to December 31.

	Initial Investment on 3/31/12 Value	3/30/13 Value	12/28/13 Value	1/3/15 Value	1/2/16 Value	12/31/16 Value
SpartanNash Company Common Stock	$1,000.00	$988.03	$1,353.23	$1,504.00	$1,287.13	$2,397.89

The Company paid a quarterly dividend of $0.135 and $0.150 per common share in the fiscal years ended January 2, 2016 and December 31, 2016, respectively. The Company’s adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company’s future financial condition and profitability and compliance with the terms of its credit facilities.